

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

April 7, 2017

Mr. Harel Gadot
Chairman, President and Chief Executive Officer
Microbot Medical Inc.
5 Hamada Street
Yokneam 2069204 Israel

> **Re:    Microbot Medical Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2017**
> **File No. 333-217076**

Dear Mr. Gadot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:    Marc D. Mantell, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.